UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63099/October 14, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14060

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In the Matter of
                                                          :
E-DOCS.MD, INC.,   :
ELECTRICAL GENERATION TECHNOLOGY   :
    CORP., ELECTROSOURCE, INC.,   :   ORDER MAKING FINDINGS AND
ELINEAR, INC., ELITE LOGISTICS, INC.,   :   REVOKING REGISTRATIONS BY
ELITE TECHNOLOGIES, INC.,   :   DEFAULT
EMERALD CAPITAL HOLDINGS, INC.,   :
ENVIROPACT, INC., and   :
ETRAVELSERVE.COM, INC.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on September 21, 2010, pursuant to Section 12(j) of the Securities Exchange
Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have
provided evidence that Respondents were served with the OIP, in accordance with 17 C.F.R. §
201.141(a)(2)(ii), by September 24, 2010. Respondents' Answers were due ten days from the
date of service. See OIP at 4; 17 C.F.R. § 201.220(b). To date, no Respondent has filed an
Answer, and the time for filing has expired. Accordingly, e-DOCS.MD, Inc. (e-DOCS.MD),
Electrical Generation Technology Corp. (Electrical Generation), Electrosource, Inc. (Electrosource),
eLinear, Inc. (eLinear), Elite Logistics, Inc. (Elite Logistics), Elite Technologies, Inc. (Elite
Technologies), Emerald Capital Holdings, Inc. (Emerald Capital), Enviropact, Inc. (Enviropact),
and eTravelServe.com, Inc. (eTravelServe.com), are in default for failing to file Answers to the OIP
or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by
Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true. Official
notice has been taken of the Commission's public official records concerning Respondents. See 17
C.F.R. § 201.323.

        e-DOCS.MD (CIK No. 780882) is a void Delaware corporation located in Houston,
Texas, with a class of securities registered with the Commission pursuant to Exchange Act
Section 12(g). e-DOCS.MD is delinquent in its periodic filings with the Commission, having not
filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000,
which reported a net loss of $2,291,139 for the prior nine months. On April 30, 2001, the
company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of

Texas, and the case was terminated on August 12, 2009. As of September 15, 2010, the company's stock (symbol "EDMD") was traded on the over-the-counter markets.

Electrical Generation (CIK No. 1089814) is an expired Utah corporation located in San Antonio, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Electrical Generation is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $85,070 for the prior six months.

Electrosource (CIK No. 823927) is a delinquent Delaware corporation located in San Marcos, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Electrosource is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of $2,095,507 for the prior nine months. On November 27, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Texas, and the case was terminated on October 3, 2003.

eLinear (CIK No. 1001903) is a void Delaware corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). eLinear is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2006, which reported a net loss of $1,108,375 for the prior three months. On September 15, 2006, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Texas, and the case was still pending as of September 15, 2010. As of September 15, 2010, the company's stock (symbol "ELURQ") was traded on the over-the-counter markets.

Elite Logistics (CIK No. 95284) is an Idaho corporation located in Freeport, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Elite Logistics is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended November 30, 2002, which reported a net loss of $426,856 for the prior three months. As of September 15, 2010, the company's stock (symbol "ELOG") was traded on the over-the-counter markets.

Elite Technologies (CIK No. 835909) is a forfeited Texas corporation located in Birmingham, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Elite Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended February 28, 2002. As of September 15, 2010, the company's stock (symbol "ETCH") was traded on the over-the-counter markets.

Emerald Capital (CIK No. 868667) is a void Delaware corporation located in Venice, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Emerald Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999.

Enviropact (CIK No. 797989) is an administratively dissolved Florida corporation located in Dania, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Enviropact is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 1992, which reported a net loss of $944,000 for the prior three months. On January 6, 1993, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Florida, and the case was terminated on December 29, 2008.

eTravelServe.com (CIK No. 1059899) is a permanently revoked Nevada corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). eTravelServe.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 30, 2000, which reported a net loss of $2,905,493 for the prior six months. As of September 15, 2010, eTravelserve.com's stock (symbol "TSER") was traded on the over-the-counter markets.

Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, e-DOCS.MD, Electrical Generation, Electrosource, eLinear, Elite Logistics, Elite Technologies, Emerald Capital, Enviropact, and eTravelServe.com failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of e-DOCS.MD, Inc., Electrical Generation Technology Corp., Electrosource, Inc., eLinear, Inc., Elite Logistics, Inc., Elite Technologies, Inc., Emerald Capital Holdings, Inc., Enviropact, Inc., and eTravelServe.com, Inc., are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge